

Mail Stop 3720

October 21, 2008

Ms. Michelle Tucker
President and Chief Executive Officer
Pop Starz Records, Inc.
150 E. Angeleno Ave.
Suite 1426
Burbank, CA 91502

      Re: Pop Starz Records, Inc.
              Item 4.01 Form 8-K
              Filed: October 1, 2008
              File No. 333-142907

Dear Ms. Tucker:

      We have completed our review of your Form 8-K and related filing and do not, at this time, have any further comments.

                            Sincerely,

                            Robert Littlepage
                            Accountant Branch Chief